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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.25 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  023650104
                                --------------
                                (CUSIP Number)


                             Victor I. Lewkow, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 20, 1994
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

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                                 SCHEDULE 13D

CUSIP No.  023650104
          -------------

_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) |__|
                (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)    |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
7   SOLE VOTING POWER

                  1,920,987.5
 NUMBER OF
        ____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         NONE
   EACH           ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           1,920,987.5
                  ____________________________________________________________
              10  SHARED DISPOSITIVE POWER

                  NONE
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,920,987.5
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
________________________________________________________________
14   TYPE OF REPORTING PERSON

       PA
________________________________________________________________


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                                 SCHEDULE 13D

CUSIP No.  023650104
          -------------

_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AmWest Partners, L.P.
     75-2529331
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |__|
                                                          (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     NA  (see item 4)
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

                  None
 NUMBER OF
          ____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         2,322,000
   EACH           ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           None
                  ____________________________________________________________
              10  SHARED DISPOSITIVE POWER

                  2,322,000

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,322,000
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.2%
________________________________________________________________
14   TYPE OF REPORTING PERSON

       PA
________________________________________________________________




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     This amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on May 16, 1994 (the "Schedule 13D") of TPG Partners, L.P ("TPG") and AmWest Partners, L.P. ("AmWest"), with respect to the Common Stock, $0.25 par value (the "Common Stock") of America West Airlines, Inc. (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     As contemplated by the Transpacific Letter Agreement, which is attached as an Exhibit to and incorporated by reference into the Schedule 13D, TPG and Transpacific Enterprises, Inc. ("Transpacific") entered into the Transpacific Purchase Agreement on May 17, 1994. At the Closing of the Transpacific Purchase Agreement on May 20, 1994, TPG paid Transpacific $6,783,976.80 as the balance of the amount due for the purchase of the Common Shares and the Preferred Shares.

Item 5.   Interest in Securities of the Issuer

     (a) - (b) As contemplated by the Transpacific Letter Agreement, as of the date hereof, TPG has acquired pursuant to the Tranpacific Purchase Agreement the sole power to vote and dispose of, 1,884,438 shares (the "Common Shares") and 36,549.5 shares (the "Preferred Shares") of the Series C 9.75% preferred stock, $0.25 par value per share (the "Preferred Stock") of the Company. The Preferred Shares are convertible into shares of Common Stock on a share-for-share basis, subject to certain adjustments.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     As contemplated by the Transpacific Letter Agreement, Transpacific and TPG have entered into the Transpacific Purchase Agreement. A copy of the Transpacific Purchase Agreement is attached as an Exhibit hereto and incorporated herein by this reference.

     As contemplated by the agreement in principle disclosed in Item 6 of the
Schedule 13D, TPG and Belmont Capital Partners II, L.P. ("Belmont") have entered into a Letter Agreement executed on the date hereof (the "Belmont Letter Agreement"), memorializing their agreement that (i) TPG will reimburse Belmont for all expenses incurred by Belmont in connection with its prosecution in the Company's bankruptcy proceedings of any claim for the payment of dividends with respect to the Preferred Shares, and (ii) that such parties will cooperate in coordinating such prosecution. A copy of the Belmont Letter Agreement is filed as an Exhibit hereto and is incorporated herein by this reference.
















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Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

Exhibit 2 -- Transpacific Purchase Agreement

Exhibit 3 -- Belmont Letter Agreement






















































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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  May 20, 1994



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:    James O'Brien
                                Title:   Vice President



                                AMWEST PARTNERS, L.P.

                                By:  AmWest GenPar, Inc.
                                     General Partner

                                By:  /s/ James O'Brien
                                Name:    James O'Brien
                                Title:   Vice President


























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